Exhibit 3(ii)

Text of Amendment to the Company's Bylaws

Article V, Section 5 of the Company's by-laws, is hereby amended by adding the following paragraph at the end of such section, and before Section 5(A).

"As of January 1, 2007, the position of President and Chief Executive Officer shall be filled by one person. All references in these bylaws to the powers and duties of the President shall apply equally to the Chief Executive Officer as of January 1, 2007. Further, as of January 1, 2007, Section 5(A) of the bylaws entitled "President" shall be deleted and Section 5 of the bylaws shall be amended and restated as follows:

President and Chief Executive Officer. The President and Chief Executive Officer shall, in the absence of the Chairman of the Board, preside at all meetings of the shareholders and of the Board of Directors at which he is present. The President and Chief Executive Officer shall have general supervision over, and shall direct the business and affairs of the Corporation. The President and Chief Executive Officer shall have all powers and duties usually incident to the office of the President and Chief Executive Officer except as specifically limited by resolution of the Board of Directors. The President and Chief Executive Officer shall have such other powers and perform other duties as may be assigned to him from time to time by the Board of Directors."